Exhibit 99
Explanation of Responses:
(1) The Reporting Person is the sole member of Hayground Cove Asset Management LLC, which is the beneficial owner of 279,903 shares of the Issuer’s Common Stock. Pursuant to Instruction (5)(b)(iv) of Form 3, the Reporting Person has elected to report as indirectly beneficially owned the entire number of securities beneficially owned by such entity. The Reporting Person disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein and/or that are not actually distributed to him.
(2) The Reporting Person is the sole member of Hayground Cove Asset Management LLC, which is the managing member of Hayground Cove Fund Management LLC, which is the general partner of Hayground Cove Associates LP, which is the investment manager for certain funds that previously held 13,273,941 and now hold 414,811 shares of common stock.
Pursuant to Instruction (5)(b)(iv) of Form 3, the Reporting Person has elected to report as indirectly beneficially owned the entire number of securities beneficially owned by such entities. The Reporting Person disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein and/or that are not actually distributed to him.